UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
SEC FILE NUMBER
001-35257
CUSIP NUMBER
02752P 100
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):  ☒  Form 10-K    ☐Form 20-F    ☐Form 11-K    ☐ Form 10-Q   ☐Form 10-D    ☐Form N-SAR ☐Form N-CSR
   For Period Ended: December 31, 2012
      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:________________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
PART I —REGISTRANT INFORMATION American Midstream Partners, LP
Full Name of Registrant N/A
Former Name if Applicable 1614 15th Street, Suite 300
Address of Principal Executive Office (Street and Number) Denver, Colorado 80202
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b‑25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N‑SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

American Midstream Partners, LP (the “Partnership”) is unable to file its Annual Report on Form 10-K within the period required by the Securities Exchange Act of 1934, as amended, because the Partnership has been seeking an amendment to the Partnership's credit facility. In the interim, the Partnership has received a temporary waiver through April 16, 2013. The Partnership's indebtedness under its credit facility at December 31, 2012 exceeded the level permitted by a credit agreement covenant relating to its total leverage to EBITDA ratio. At December 31, 2012, the Partnership's total indebtedness was approximately $130 million, which caused its total leverage to EBITDA ratio to be approximately 5.7 to 1.0. The maximum value permitted under the credit agreement for that ratio is 4.5 to 1.0. As of March 28, 2013, outstanding debt under the Partnership's credit facility was approximately $139 million. The Partnership expects to secure such an amendment from its lenders, but there can be no assurance to that it will be able to do so. If the Partnership is not able to obtain an amendment to its credit facility, all of the indebtedness under the Partnership's credit facility and other agreements with cross-default provisions could become due. If the indebtedness under the credit facility becomes accelerated and the Partnership is not able to refinance or replace any or all of that indebtedness, it could have a material adverse effect on the business, financial condition, liquidity and operations of the Partnership and would raise substantial doubt about the Partnership's ability to continue as a going concern. There can be no assurance that the Partnership would be able in that case to refinance or replace any or all of this indebtedness. As a result, there can be no guarantee that the Partnership's existing sources of cash will be adequate to meet its liquidity requirements, including cash requirements that may be due under the Partnership's credit facility or to meet operating expenses. In addition, the Partnership's independent registered public accounting firm would include a reference to substantial doubt regarding the Partnership's ability to continue as a going concern in its report on the Partnership's financial statements for the year ended December 31, 2012. Significant time and resources of the Partnership's management were diverted from its normal process of reviewing and completing its Form 10-K as a result of the effort to secure an amendment. The Partnership expects to file its Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION (1) Name and telephone number of person to contact in regard to this notification.
	Daniel C. Campbell	720	457-6060
	(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
			☒ Yes ;☐ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
			☒ Yes ;☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Partnership anticipates that it will report significant changes in results of operations from the prior year in its results of operations for the year ended December 31, 2012. These changes are expected to stem from the following previously disclosed events:

i.certain assets were affected by Hurricane Isaac, for which the financial impact is expected to exceed $3.0 million. A portion of this amount related to foregone cash flows resulting from production curtailments immediately following the hurricane, and the remainder resulted from costs incurred to repair the damaged assets during the third and fourth quarters of 2012. The Partnership is insured for named windstorms on the affected assets after a $1.0 million deductible. The gathering and processing volumes associated with the assets that were damaged during Hurricane Isaac have returned to pre-storm levels;

ii. the Partnership completed a scheduled turnaround of its Bazor Ridge processing plant in eastern Mississippi. The turnaround took longer than anticipated as a result of unscheduled repairs and upgrades that slowed the turnaround process but are expected to deliver long-term improvements in plant efficiency. The Partnership estimates the financial impact of the turnaround in the fourth quarter was approximately $1.1 million;

iii.the Partnership saw a decline in volumes on one of its offshore pipeline systems during the third and fourth quarters of 2012 as a result of a producer's work on one of its platforms. The Partnership continues to work with this producer to negotiate the return of incremental volumes to the offshore pipeline system, although the contract terms may change for the incremental volumes going forward and a change in contract terms may have a material negative impact on financial results. While the Partnership expects the incremental volumes to return during the first half of 2013, the reduced volumes during the third and fourth quarters of 2012 resulted in an estimated financial impact of approximately $2.0 million; and

iv.during the fourth quarter, the Partnership executed a separation agreement with a former officer of the Partnership that resulted in a one-time charge of approximately $0.5 million.

American Midstream Partners, LP (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: March 29, 2013	American Midstream Partners, LP By: American Midstream GP, LLC, its General Partner /s/ DANIEL C. CAMPBELL Name: Daniel C. Campbell Title: Senior Vice President and Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).